     Beginning October 25, 2002 purported class action
complaints were filed in the United States District Court
for the Southern District of New York against Morgan
Stanley, the Fund, Morgan Stanley Investment Advisors, Inc.,
and certain subsidiaries of Morgan Stanley alleging
violations of federal securities laws in connection with the underwriting and management of the Fund.  These actions have been consolidated into one action in which plaintiffs allege that Morgan Stanley analysts issued overly optimistic stock
recommendations to obtain investment banking business, and
that the desire to obtain investment banking business
influenced decisions made by the Fund Manager.  A similar
consolidated complaint was filed against the Morgan Stanley
Technology Fund, which merged with the Fund on October 6,
2003.  Both complaints were stayed pending a decision by the
United States Court of Appeals for the Second Circuit on the
appeal by plaintiffs from a decision dismissing a very
similar complaint filed against another mutual funds
complex.  The case involving the other mutual funds complex
has settled, although court approval for the settlement is
pending.  Upon confirmation from plaintiffs that they intend to pursue their claims, defendants intend to move for
dismissal of the claims in both complaints.

     The ultimate outcome of these matters is not presently
determinable, and no provision has been made in the Fund's
financial statements for the effect, if any, of such
matters.

     The Investment Adviser, certain affiliates of the
Investment Adviser, certain officers of such affiliates and
certain investment companies advised by the Investment
Adviser or its affiliates, including the Funds, were named
as defendants in a consolidated class action.  This
consolidated action also named as defendants certain
individual Trustees and Directors of the Morgan Stanley
funds. The consolidated amended complaint, filed in the
United States District Court for the Southern District of
New York on April 16, 2004, generally alleged that
defendants, including the Funds, violated their statutory
disclosure obligations and fiduciary duties by failing
properly to disclose (i) that the Investment Adviser and
certain affiliates of the Investment Adviser allegedly
offered economic incentives to brokers and others to
recommend the funds advised by the Investment Adviser or its affiliates to investors rather than funds managed by other
companies, and (ii) that the funds advised by the Investment
Adviser or its affiliates, including the Funds, allegedly
paid excessive commissions to brokers in return for their
alleged efforts to recommend these funds to investors. The
complaint sought, among other things, unspecified
compensatory damages, rescissionary damages, fees and costs.
On July 2, 2004, defendants moved to dismiss the action.  On
March 9, 2005, plaintiffs filed a Motion for Leave to File a
Supplemental Pleading that would, among other things, expand the allegations and alleged class.  On April 14, 2006, the
Court granted defendants' motion to dismiss in its entirety, with prejudice.  Additionally, plaintiffs' Motion for Leave
to file a Supplemental Pleading was denied.